EXHIBIT 99.1

Stantec continues to grow US Environmental Services footprint; signs agreement to acquire Texas-based Cox|McLain Environmental Consulting, Inc.

EDMONTON, Alberta and AUSTIN, Texas, Dec. 15, 2021 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Global engineering and design firm Stantec has signed an agreement to acquire Cox|McLain Environmental Consulting, Inc. (CMEC), a 70-person, full-service environmental consulting firm that provides comprehensive environmental and cultural resource compliance services. The terms of the transaction were not disclosed.

The acquisition is a continuation of Stantec’s commitment to sustainability, as CMEC has a strong focus on environmental compliance and planning, natural and cultural resources assessments and permitting, and wind and solar renewable energy projects. On the heels of the recently completed Cardno acquisition, CMEC is the most recent in a series of investments by Stantec supporting its sustainability goals through its global Environmental Services practice. In addition to the North American and Asia Pacific Divisions of Cardno, the company has successfully acquired three other environmental services-focused firms: Minnesota-based Wenck, California-based Paleo Solutions, and Netherlands-based Driven by Values.

“CMEC will strengthen our expertise, geographic depth, and service offerings for our clients, especially within the environmental, natural resources, energy services, transportation, and cultural resources markets,” said Gord Johnston, President and Chief Executive Officer, Stantec. “CMEC has exceptional senior leadership and talented technical staff that add new skillsets to our Environmental Services team which can be leveraged across the organization. This transaction supports our strategy in Texas, and CMEC’s offices in Oklahoma add a new geographic presence to our United States operations.”

CMEC is headquartered in Austin, Texas with additional offices in Houston and Irving, Texas; Oklahoma City and Tulsa, Oklahoma; Washington DC; and Baton Rouge, Louisiana. CMEC will provide added depth to Stantec’s current Environmental Services team in the south region.

“CMEC’s culture, clients, and projects align extremely well with Stantec, which we believe is a strong foundation for success,” said Ashley McLain, President and Chief Executive Officer, CMEC. “With Stantec’s passion for supporting local communities and global resources, this acquisition offers tremendous opportunities for our employees and clients as we work to find the balance between modernizing infrastructure and protecting environmental resources.”

CMEC has managed thousands of environmental and cultural-resource projects for state and federal agencies, local municipalities, private-land developers, energy companies, national engineering firms, and other entities throughout the United States. CMEC’s wide range of projects include:

  Central Texas Freshwater Mussel Surveys, Relocation Efforts, and Formal Conferences: The CMEC team developed one of the first survey and salvage plans for candidate mussel species in Texas. Additionally, the CMEC team has successfully completed multiple U.S. Fish and Wildlife Service (USFWS)-approved surveys for federally proposed species, two of which occurred in proposed critical habitat units in Central Texas. CMEC authored one of the first biological assessments (BAs) used for formal conference on freshwater mussel species for transportation in Texas and is actively working on two additional BAs for conference with the USFWS. These flagship surveys have shaped the conversation regarding baseline “take” estimates on multiple projects with their agency partners.
  Historic Building Survey for North Loop, Hancock, and Upper Boggy Creek Neighborhoods: CMEC architectural historians surveyed more than 4,000 resources constructed prior to 1974 in the northeast half of North Central Austin. This project included development of contexts specific to each neighborhood, field survey, photo documentation, public engagement, archival research, oral history interviews, and recommendations regarding local and national designations and tourism potential. Historians collected data in the field with a highly efficient tablet system that delivered the documentation to a cloud-based database. A preservation priority was assigned to each resource and eligibility was assessed for local landmark and National Register eligibility, and recommendations regarding historic districts and heritage tourism.
  Archeological Mitigation at the Berryhill Creek Site: CMEC conducted data recovery excavations to mitigate adverse effects to a prehistoric archeological site discovered during the construction of a drainage structure associated with an Oklahoma expressway extension project. The site was observed by an archeological monitor and then evaluated by state agency transportation and archeological specialists. Portions of the site were destroyed by the installation of the drainage culvert, but project archeologists determined that other deposits were intact. Nearly 9,000 artifacts were collected. The site was recommended eligible for the National Register of Historic Places under Criterion D (research potential), and CMEC conducted a full data recovery of the site in partial fulfillment of federal agency regulatory compliance obligations.

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